UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y62132108

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

 __________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES	7	SOLE VOTING POWER 21,874,716
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 21,874,716
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,874,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%[1]
14	TYPE OF REPORTING PERSON CO

1 This percentage is based on a total of 77,096,289 outstanding shares of common stock of Navigator Holdings Ltd., which amount was certified by the American Stock Transfer & Trust Company, Navigator Holdings Ltd.’s transfer agent, on August 4, 2021, according to the Schedule 13D filed by Naviera Ultranav Limitada with the Securities and Exchange Commission on August 16, 2021.

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by BW Group Limited (“BWG”) on December 16, 2020 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Navigator Holdings Ltd., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o NGT Services (UK) Ltd, 10 Bressenden Place, London, SW1E 5DH, United Kingdom. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 2. Identity and Background.

This Amendment amends the Original Schedule 13D by replacing Schedule A thereto with Schedule A hereto.

Item 4. Purpose of Transaction.

This Amendment amends the Original Schedule 13D by adding the following immediately after the fourth paragraph under the heading “Investor Rights Agreement” in Item 4:

“Effective August 4, 2021, the Issuer completed its previously announced transaction (the “Transaction”) with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with the Issuer pursuant to a Share Purchase Agreement, dated August 4, 2021 (the “Share Purchase Agreement”), among the Issuer, Ultranav International S.A. (“Seller A”), Ultranav Denmark ApS (“Seller B” and, together with Seller A, the “Sellers”) and Ultranav, as guarantor. Pursuant to the Share Purchase Agreement, the Issuer purchased the entire issued share capital of Othello Shipping Company S.A. and Ultragas ApS (collectively, the “Targets”) from the Sellers, in exchange for the issuance of an aggregate of approximately 21.2 million shares of common stock of the Issuer (the “Consideration Shares”) to the Sellers and assumption of net debt of approximately $180 million, as well as net working capital, related to the Targets and their subsidiaries.

In connection with the Transaction, the Issuer has entered into an Investor Rights Agreement with the Sellers (the “Ultranav Investor Rights Agreement”), which provides the Sellers with the right to designate a total of two members of the board of directors of the Issuer (provided that the Sellers maintain certain shareholding thresholds) and with limited registration and informational rights. BWG and the Issuer have amended and restated the Investor Rights Agreement (as amended and restated, the “Amended Investor Rights Agreement”) to conform the terms of such agreement with the Ultranav Investor Rights Agreement.

Reference to and the description of the Amended Investor Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Amended Investor Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates sections (a) and (b) of Item 5 of the Original Schedule 13D in their entirety as set forth below:

(a)

As of August 18, 2021, BWG may be deemed to beneficially own 21,874,716 Common Shares, which includes 5,859 shares of restricted stock which were granted by the Issuer to BWG on March 16, 2021, representing approximately 28.4% of the outstanding Common Shares.

The foregoing beneficial ownership percentage is based on a total of 77,096,289 Common Shares outstanding based on disclosures in the Schedule 13D filed by Ultranav with the Securities and Exchange Commission on August 16, 2021.

Page 3 of 6 Pages

(b)	BWG has sole voting power and sole dispositive power over 21,874,716 Common Shares.

Item 7.	Material to Be Filed as Exhibits.

B.	Amended Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and BW Group Limited (incorporated by reference to Exhibit 4.2 to Navigator Holdings Ltd.’s Form 6-K, filed with the Securities and Exchange Commission on August 4, 2021)

Page 4 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

               Dated: August 18, 2021

BW Group Limited

By:	/s/ Nicholas John Oxleigh Fell
Name:	Nicholas John Oxleigh Fell
Title:	Authorized Signatory

Page 5 of 6 Pages

SCHEDULE A

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Christian Clausen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Thomas Thune Andersen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Ouma Sananikone	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	USA & British
Executive Officers
Sebastien Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Group Chief Financial Officer	French
Sophie Smith	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Group Chief Human Resources Officer	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW LNG	Norwegian
Andres Beroutsos	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, Investments	Greek
Erik Strømsø	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Renewables	Norwegian
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President	Singaporean
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President, Corporate Services and General Counsel	British & USA